Ceres Managed Futures LLC
522 Fifth Avenue, 14th Floor
New York, NY 10036

January 24, 2012

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn:  Duc Dang, Attorney-Advisor

Re:	Morgan Stanley Smith Barney Charter Aspect L.P. (the “Company”)
Form 10-K for the fiscal year ended 12/31/2010
Filed March 29, 2011
File No. 000-26282

Ladies and Gentlemen:

On behalf of Ceres Managed Futures LLC, the general partner of the Company (the “General Partner”), we respectfully submit below the General Partner’s responses to the comments contained in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission to Walter Davis, President of the General Partner, dated December 22, 2011, with respect to the above-referenced filing.

For your convenience, we have reprinted the Staff’s written comments below prior to the General Partner’s responses.

 General

1.
Comment:  You indicate that you have incorporated by reference information from previously filed prospectuses.  In future filings, as applicable, please file all relevant pages from the prospectuses as exhibits in accordance with Instruction G.1 of Form 10-K and Rule 240.12b-23(a)(3) of the Exchange Act.  Additionally, please clearly identify the information that is being incorporated by reference from these documents.

Response:  In future filings of the Company’s Form 10-Ks, we will include as exhibits to the Form 10-K information from previously filed prospectuses that have been incorporated by reference in the Form 10-K and we will identify the information that is being incorporated by reference.

2.
Comment:  In future filings, briefly discuss the trading strategy or focus of each trading advisor or advise.  In addition to the fee terms disclosed, please discuss the duration, termination, and allocation provisions of the trading advisor agreements.

Securities and Exchange Commission
January 24, 2012

Response:  In future filings of the Company’s Form 10-Ks, we will include a brief discussion of each trading advisor’s trading program and a discussion of the applicable duration, termination and allocation provisions included in the trading advisors’ management agreements.

3.
Comment:  Here and in your annual report, you disclose your open futures and forward contracts on an aggregate basis.  In future filings, please identify the portions that consist of exchange and off-exchange traded contracts separately or explain how the difference in counterparty risks between the two types of contracts is not material.  To the extent your holdings of off-exchange derivatives are material, please discuss the principal terms of the instruments/ agreements used and clarify whether they are based on an industry standard master agreement.

Response:  In future filings of the Company’s Form 10-Ks and annual reports, we will separately identify the portion of the Company’s open futures and forward contracts that consist of exchange and off-exchange traded contracts and we will include the following statement in the Form 10-K under “Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations—Derivatives and Hedging” and in the annual report under “Notes to Financials—Notes to Financials”:

“As of December 31, 2011, approximately 90.0% of the Partnership’s open futures and forward contracts consist of exchange traded contracts and approximately 10.0% of the Partnership’s open futures and forward contracts consist of off-exchange traded contracts.

The relative exposure of the Company to off-exchange traded contracts as of December 31, 2011 is approximately 10.0%, all of which represents OTC foreign exchange forward and/or options on foreign exchange forward transactions.”

If the Company’s investments in off-exchange traded contracts are material, we will disclose the principal terms of the agreements used to document the off-exchange traded contracts and whether such agreements are based on an industry standard master agreement.

Pursuant to your comment letter, on behalf of the Company we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
January 24, 2012

If you have any questions or need any additional information, please do not hesitate to contact the undersigned at (212) 296-6806, or Edwin L. Lyon of Cadwalader, Wickersham & Taft LLP, our outside counsel, at (202) 862-2249.

Sincerely, /s/ Walter Davis Walter Davis President, Ceres Managed Futures LLC

cc:	Todd M. Hand, Executive Director, Legal and Compliance, Morgan Stanley Smith Barney

Edwin L. Lyon
Cadwalader, Wickersham & Taft LLP